EXHIBIT 99.1

TIS to Acquire Capture Project Ltd, a Leading Provider of Document Capture and Knowledge Management Solutions in the UK

Transaction positions TIS as UK market leader; Strengthens position in European Input Management Market

Tel Aviv, Israel, April 11, 2007 – Top Image Systems Ltd. (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, announced today that it has signed a definitive agreement to acquire all of Capture Projects Ltd. (“CPL”) shares, a leading provider of document management solutions in the UK, for a consideration of £1.8 Million, and potential performance – based consideration.

CPL is a long established independent consultancy, specializing in the provision of data capture solutions to the UK marketplace. With 2006 revenues of approximately £2.5 Millions (based on UK accounting standards), CPL is a market leader in the provision of electronic mailroom solutions. It has a customer base which includes many leading UK financial services and insurance companies. In the past, CPL has been named Kofax European reseller of the year, Sunday Times Microsoft Techtrack 100 (2005 and 2006) and Deloitte Fast 50 company.

The acquisition will significantly increase TIS’ presence in the UK as well as in the European market in general, doubling the size of its operation in the market. This acquisition will also provide TIS with exposure to new markets currently not serviced by either business while extending its offerings to both new and existing customers.

TIS will leverage CPL’s skilled and experienced workforce to further enable the strategic transition from a product developer into a total global solutions provider.

In order to ensure the smooth transition of the high-level service provided by CPL to its current customers, CPL will continue working as an independent unit under TIS throughout 2007. It will then be gradually integrated into TIS operations in the UK.

CPL’s managing director and founder, Mr. Roger Stocker, will join TIS’s management team. Mr. Stocker is a seasoned, experienced professional with thorough technical expertise. He commented on the signing of the agreement: “This is a strategic move that makes perfect sense for all our stakeholders, clients and employees alike.  Together we will be in a stronger position to provide a unique value proposition to meet our clients’ requirements and improve our stature in our marketplace.”

“The acquisition of CPL is an important move for us, perfectly in line with our strategy to become a leader in the European market,” commented Dr. Ido Schechter, CEO of TIS. “It is a fantastic expansion opportunity for our business and offers substantial opportunities for the UK marketplace. The new in-house expertise will complement our solutions and further enable us to provide our customers with the highest level of professional services, in addition to our state-of-the-art technology. This acquisition gives us a strong competitive advantage, a unique market position, and true added value to our customers, partners and shareholders.”

Dr. Schechter continued: “The combined Company will be backed by a very capable and experienced management team which will really drive the business forward. We have well-developed plans to deliver profitable organic and acquisition growth.”

TIS’ acquisition makes a significant difference to the business and the ability to grow revenue and profit, both in terms of new markets that immediately become available and our increased strength in servicing these markets through our own technology “.

About Capture Projects Ltd
Capture Projects (CPL) is recognized as a leading independent consultancy, offering Business Outcome Improvement solutions and services through Information and Document Management.  Based near Leeds with offices in Bristol, CPL provides independent advice to organisations seeking to create, evaluate or alter their document information management systems to improve business outcome processes.  In addition their independent advice allows them the freedom to select and implement the most appropriate technology available in the market today. Notable developments from CPL recently include an NHS Compliance Management Framework that enables healthcare service providers to meet the ongoing demand of compliance reporting and SharePoint Index Accelerator, an enhanced search functionality tool that helps users get greater benefit from Microsoft SharePoint and LiberateDM, an affordable, attainable document management solution based on Microsoft SharePoint. In addition, the CPL is a Top 100 Sunday Times Microsoft Tech Track and Deloitte Technology Fast 50 company. www.captureprojects.com

About Top Image Systems
Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 30 countries through a multi-tier network of distributors, system integrators, value added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), the Company’s ability to successfully integrate TIS Japan, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Top Image Systems Ltd.
Sari Fadlun
Investor Relations
+972 544 330104
sarif@TopImageSystems.com

CPL
Kevin Baxter
Sales & Marketing Director
T: +44 1937 547271
M: +44 7709 330298
alex.richens@captureprojects.com

Roger Stocker
Managing Director,
T: +44 8707 515215
M: +44 7803 36152